Exhibit 99.4

EXECUTION COPY

CREDIT AGREEMENT

BETWEEN

ID BIOMEDICAL CORPORATION

AND

GLAXOSMITHKLINE INC.

MADE AS OF

September 7, 2005

CREDIT AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION

1.01	Definitions
1.02	Headings
1.03	Number
1.04	Interest Act (Canada)
1.05	Schedules

ARTICLE 2 - THE CREDIT FACILITY

2.01	Credit Facility
2.02	Purpose
2.03	The Availability Period
2.04	Drawdown Restrictions
2.05	Notice Periods for Drawdowns
2.06	Lender’s Obligations with Respect to Drawdowns
2.07	Optional Credit Facility

ARTICLE 3 - CONDITIONS PRECEDENT TO DRAWDOWNS

3.01	Conditions for First Drawdown
3.02	Conditions for Drawdown of Tranche 2
3.03	Conditions for Subsequent Drawdowns
3.04	Waiver

ARTICLE 4 - EVIDENCE OF ADVANCES

4.01	Account of Record

ARTICLE 5 - PAYMENTS OF INTEREST

5.01	Interest on Loans
5.02	No Deduction etc.
5.03	Accrual of Interest

ARTICLE 6 - REPAYMENT

6.01	Mandatory Repayment of Principal
6.02	Optional Prepayment of Principal
6.03	Mandatory Payments After a Fundamental Change

ARTICLE 7 - PLACE AND APPLICATION OF PAYMENTS

7.01	Place of Payment of Principal and Interest
7.02	Funds
7.03	Application of Payments

ARTICLE 8 - REPRESENTATIONS AND WARRANTIES

8.01	Representations and Warranties
8.02	Nature of Representations and Warranties

ARTICLE 9 - COVENANTS

9.01	Covenants of the Borrower
9.02	Successor Corporation

ARTICLE 10 - EVENTS OF DEFAULT AND ACCELERATION

10.01	Events of Default
10.02	Acceleration

ARTICLE 11 - GENERAL

11.01	Notice
11.02	Governing Law
11.03	Judgment Currency
11.04	Benefit of the Agreement
11.05	Assignment
11.06	Severability
11.07	Whole Agreement
11.08	Amendments and Waivers
11.09	Further Assurances
11.10	Time of the Essence
11.11	Counterparts
11.12	Confidentiality

CREDIT AGREEMENT

THIS AGREEMENT is made as of September 7, 2005

B E T W E E N:

ID BIOMEDICAL CORPORATION, a corporation incorporated under the laws of British Columbia
(hereinafter referred to as the “Borrower”)

- and -

GLAXOSMITHKLINE INC., a corporation incorporated under the laws of Canada
(hereinafter referred to as the “Lender”).

WHEREAS the Borrower has requested the Credit Facility and the Lender has agreed to provide the Credit Facility to the Borrower on the terms and conditions herein set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01                                                                        Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Advance” means an advance of funds made by the Lender to the Borrower under the Credit Facility or the Optional Credit Facility.

“Agreement” means this agreement and all amendments made hereto in accordance with the provisions hereof.

“Availability Period” means the period commencing on the date hereof and ending on the Combination Agreement Termination Date.

“Banking Day” means a day on which banks are open for business in Vancouver, British Columbia but does not in any event include a Saturday or a Sunday.

“Canadian Dollars” means the lawful money of Canada.

“Combination Agreement” means the combination agreement dated as of September 7, 2005 among the Parent, the Lender and the Borrower as from time to time amended.

“Combination Agreement Termination” means that the Combination Agreement has been terminated in accordance with the provisions thereof.

“Combination Agreement Termination Date” means the date on which the Combination Agreement is terminated.

“Credit Facility” means the credit facility consisting of two tranches, tranche 1 in the maximum principal amount of U.S. $100 million (“Tranche 1”), and tranche 2 in the maximum principal amount of U.S. $20 million (“Tranche 2”), each to be made available to the Borrower by the Lender in accordance with the provisions hereof.

“Drawdown” means an Advance of a Loan.

“Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Banking Day.

“Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule A to be given to the Lender by the Borrower pursuant to Section 2.05.

“Event of Default” means any of the events described in Section 10.01.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Interest Payment Date” means, with respect to any Loan, the first Banking Day of January, April, July and October in each calendar year.

“Loan” means an Advance in United States Dollars made by the Lender to the Borrower under the Credit Facility or the Optional Credit Facility.

“Maturity Date” means the date which is 90 days after the Combination Agreement Termination Date.

“Officer’s Certificate” means a certificate signed by any one of the Chief Executive Officer, the President, the Chief Financial Officer or a Vice-President of the Borrower.

“Optional Credit Facility” has the meaning set out in Section 2.07(1)(b).

“Parent” means GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales.

“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule B to be given to the Lender by the Borrower pursuant to Section 6.02.

“Subsidiary” of the Borrower means any corporation more than 50% of the Voting Shares of which at the time of determination are owned, directly or indirectly, by the Borrower or by one or more Subsidiaries.

“Successor Corporation” has the meaning set out in Section 9.02.

“United States Dollars” and “U.S. $” means the lawful money of the United States of America.

“Voting Shares” means shares of any class of any corporation carrying voting rights generally under all circumstances.

1.02                                                                        Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03                                                                        Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.04                                                                        Interest Act (Canada)

For the purposes of this Agreement, whenever interest to be paid hereunder is to be calculated on the basis of a year of 360 days, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

1.05                                                                        Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A - Drawdown Notice
Schedule B - Repayment Notice

ARTICLE 2 - THE CREDIT FACILITY

2.01                                                                        Credit Facility

Subject to the terms and conditions hereof, the Lender shall make the Credit Facility available to the Borrower.

2.02                                                                        Purpose

The Credit Facility is being made available to enable the Borrower, in the case of the Advance under the first Drawdown under Tranche 1, to repay all amounts owing by the Borrower under a loan agreement dated as of December 21, 2004 among the Borrower, certain of its subsidiaries and Second City Capital Partners I, Limited Partnership and, in the case of the Advance under the first Drawdown hereunder after such repayment and Advances under any subsequent Drawdowns hereunder (whether under the Credit Facility or the Optional Credit Facility), to finance the operating expenses and capital expenditures of the Borrower.

2.03                                                                        The Availability Period

Subject to the terms and conditions hereof, the Borrower may, during the Availability Period, increase Loans under the Credit Facility or the Optional Credit Facility by making Drawdowns.

2.04                                                                        Drawdown Restrictions

Drawdowns under the Credit Facility and the Optional Credit Facility shall be subject to the following restrictions:

(a)                                  the first Drawdown under the Credit Facility shall be made on or before September 30, 2005 and any subsequent Drawdowns under either Facility may only be made during the Availability Period and no more than one such subsequent Drawdown may be made during any calendar month; and

(b)                                 each Drawdown subsequent to the first Drawdown shall be in a minimum principal amount of U.S. $5 million and in increments of U.S. $1 million.

2.05                                                                        Notice Periods for Drawdowns

Subject to the provisions of this Agreement, the Borrower may at any time during the Availability Period make a Drawdown under the Credit Facility and the Optional Credit Facility by delivering a Drawdown Notice to the Lender not later than 11:00 a.m. (Vancouver time) five Banking Days prior to the proposed first Drawdown Date (which shall be no sooner than September 15, 2005), and 10 Banking Days for any Drawdown Date thereafter, specified by the Borrower in the Drawdown Notice.

2.06                                                                        Lender’s Obligations with Respect to Drawdowns

The Lender shall, by 11:00 a.m. (Vancouver time) on the Drawdown Date specified by the Borrower in a Drawdown Notice, make available to the Borrower in immediately available funds the full amount of the amount specified by the Borrower in the Drawdown Notice by wire transferring such amount to the account of the Borrower or otherwise paying such amount to the credit of the Borrower as specified by the Borrower in the Drawdown Notice.

2.07                                                                        Optional Credit Facility

(1)                                  Not more than 45 days and not less than 30 days prior to March 7, 2006, the Borrower shall notify the Lender if the Borrower believes that it requires increased funding (the “Increased Funding”) in order to enable the Borrower to finance its planned operating expenses and capital expenditures in the normal course of its business.  At least 15 days prior to March 7, 2006, the Lender shall notify the Borrower that either:

(a)                                  it has arranged for the Increased Funding with a third party who is in the business of lending money in the ordinary course, and on commercial terms acceptable to the Lender and the Borrower;

(b)                                 the Lender will make available the Increased Funding (the “Optional Credit Facility”); or

(c)                                  it has not or will not do either of the foregoing.

For the purposes of this Section 2.07(1)(a), commercial terms shall mean terms of commercial financing between an arm’s length borrower and lender and shall include:

(d)                                 any interest rate so long as the Lender agrees to pay to the Borrower the positive difference between the rate for any such financing and 7% to and including the earlier of the Maturity Date and the termination of any such financing;

(e)                                  arrangement, prepayment and termination fees of any reasonable amount so long as the Lender agrees to pay to the Borrower 50% of such fees; and

(f)                                    no security in favour of the provider of such financing.

(2)                                  The maximum principal amount of the Optional Credit Facility shall be the difference between U.S. $100 million and the greater of the actual amount of the further financing, if any, described in Section 3.02(1) and U.S. $20 million; provided that if on March 6, 2006 the Borrower shall hold unrestricted cash and cash equivalents (each as determined in accordance with generally accepted accounting principles in Canada) greater then U.S. $20 million than the maximum principal amount as so determined shall be reduced by the difference between the amount so available and U.S. $20 million.  The Borrower shall provide the Lender with such information as the Lender requires to verify the unrestricted cash and cash equivalent held by the Borrower.

(3)                                  If the Lender provides the notice described in Section 2.07(1)(c) or fails to notify the Borrower pursuant to Section 2.07(1), then the Borrower shall have the right to terminate the Combination Agreement.

(4)                                  If the Borrower does not accept third party financing which is upon commercial terms within the meeting of Section 2.07(1), then the Lender shall have the right to terminate the Combination Agreement.

(5)                                  Nothing in this Section 2.07 shall obligate the Lender to make available the Optional Credit Facility until delivery of the notice, if any, in accordance with Section 2.07(1)(b); doing so is in the sole and absolute discretion of the Lender.

(6)                                  No Advances shall be available under the Optional Credit Facility until March 7, 2006.

ARTICLE 3 - CONDITIONS PRECEDENT TO DRAWDOWNS

3.01                                                                        Conditions for First Drawdown

On or before the first Drawdown hereunder the following conditions shall be satisfied by the Borrower:

(a)                                  the Lender shall have received a proper and timely Drawdown Notice;

(b)                                 the Combination Agreement shall be in full force and effect;

(c)                                  arrangements for repayment and cancellation, satisfactory to the Lender, have been made of the credit facility with Second City Capital Partners I, Limited Partnership described in Section 2.02.

(d)                                 the representations and warranties set forth in Section 8.01 shall be true and accurate in all material respects on and as of the Drawdown Date for the Drawdown as though made on and as of such Drawdown Date (other than any representation or warranty that, by its terms, refers to a date other than such Drawdown Date); and

(e)                                  no event shall have occurred which would constitute an Event of Default or which would constitute an Event of Default with the giving of notice or lapse of time or both nor shall the Drawdown (after giving effect to the application of the Advance thereunder) result in the occurrence of any such event.

3.02                                                                        Conditions for Drawdown of Tranche 2

(1)                                  No Drawdown shall be made under Tranche 2 if, by February 7, 2006, the Borrower has arranged further financing, in an amount at least equal to U.S. $20 million, but not greater than U.S. $50 million, for its planned operating expenses and capital expenditures in the normal course of its business.

(2)                                  Any further financing described in this Section 3.02 shall be on commercial terms acceptable to the Lender, acting reasonably. The Borrower shall provide the Lender with 30 days notice of a proposal of any such financing.  The Lender shall inform the Borrower by January 6, 2006 whether or not the terms of the financing are acceptable to the Lender.  If they are not, the Borrower may arrange financing on terms acceptable to it up to a limit of U.S. $20 million.

(3)                                  If the Borrower is only able to arrange such further financing in an amount less than U.S. $20 million or if the Borrower is unable to arrange any such financing then the principal amount of Tranche 2 will be the difference between U.S. $20 million and the amount of such further financing.  It shall not be a condition to any Drawdown under Tranche 2 that the Borrower shall have obtained or attempted to obtain any financing pursuant to Section 3.02(1).

(4)                                  No Drawdown shall be available under Tranche 2 before February 7, 2006.

3.03                                                                        Conditions for Subsequent Drawdowns

On or before each Drawdown hereunder subsequent to the first Drawdown the following conditions shall be satisfied by the Borrower:

(a)                                  no Combination Agreement Termination shall have occurred;

(b)                                 the Lender shall have received a proper and timely Drawdown Notice from the Borrower;

(c)                                  the representations and warranties set forth in Section 8.01 shall be true and accurate in all material respects on and as of the Drawdown Date for the Drawdown as though made on and as of such Drawdown Date (other than any representation or warranty that, by its terms, refers to a date other than such Drawdown Date);

(d)                                 no event shall have occurred which would constitute an Event of Default or which would constitute an Event of Default with the giving of notice or lapse of time or both nor shall the Drawdown (after giving effect to the application of the Advance thereunder) result in the occurrence of any such event; and

(e)                                  after giving effect to the Drawdown, the aggregate of all Loans shall not exceed the maximum principal amount of the Credit Facility.

3.04                                                                        Waiver

The conditions set forth in Sections 3.01, 3.02 and 3.03 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions), without prejudicing the right of the Lender at any time to assert such conditions in respect of any subsequent Drawdown.

ARTICLE 4 - EVIDENCE OF ADVANCES

4.01                                                                        Account of Record

The Lender shall open and maintain books of account evidencing all Loans and all other amounts owing by the Borrower to the Lender hereunder.  The Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder.  The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrower to the Lender hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lender hereunder.  After a request by the Borrower the Lender shall promptly advise the Borrower of all entries made in the Lender’s books of account.

ARTICLE 5 - PAYMENTS OF INTEREST

5.01                                                                        Interest on Loans

Subject to Section 5.03, the Borrower shall pay interest on each Loan in United States Dollars at a rate per annum equal to 7%.  Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.02                                                                        No Deduction etc.

All interest payments to be made hereunder shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and judgment until payment thereof and, notwithstanding Section 5.03, interest shall accrue on overdue interest, if any, at the rate set out in Section 5.01.

5.03                                                                        Accrual of Interest

Subject to Section 5.02, the Borrower may, at any time and from time to time, by notice to the Lender, elect to accrue any interest otherwise required to be paid hereunder on any Interest Payment Date and pay such accrued interest on the date on which the unpaid outstanding principal amount of the Loan in respect of such interest is repaid in full.

ARTICLE 6 - REPAYMENT

6.01                                                                        Mandatory Repayment of Principal

Subject to the provisions of Section 10.02, the Borrower shall repay the outstanding principal amount of, and pay any accrued and unpaid interest on, Loans under the Credit Facility and the Optional Credit Facility as follows:

(a)                                  if (i) the Borrower borrows money from any person after the Combination Agreement Termination Date; or (ii) the Borrower issues and sells any shares of its share capital, or any securities convertible into or exercisable or exchangeable for any such shares, other than as required by the terms of any securities outstanding on the date of this Agreement or pursuant to any Options, Warrants or Restricted Share Units (each as defined in the Combination Agreement) issued or granted prior to the date of this Agreement, then the Borrower shall, within three Banking Days of the receipt thereof, apply any net cash proceeds (after deduction of any commissions, discounts or fees and the estimated costs of such issue and sale) received by the Borrower from such borrowing or such issue and sale, as the case may be, to, firstly, the payment of any accrued and unpaid interest on, and, secondly, the repayment of the principal amount then outstanding of, Loans (or, if such net cash proceeds are not in an amount sufficient to repay such principal amount in full, such Loans as shall be specified by the Borrower); and

(b)                                 the balance of any outstanding principal amount of, and any accrued and unpaid interest on, Loans on the Maturity Date.

6.02                                                                        Optional Prepayment of Principal

The Borrower may, at any time and from time to time, prepay without penalty to the Lender the whole or any part of the outstanding principal amount of any Loan together with any accrued and unpaid interest thereon to the date of such prepayment provided that:

(a)                                  the Borrower shall give a Repayment Notice to the Lender at least five Banking Days prior to the prepayment date;

(b)                                 each such prepayment shall be in a minimum amount of the lesser of (i) U.S. $5 million and (ii) the principal amount of all Loans outstanding immediately prior to such prepayment and any such prepayment in excess of U.S. $5 million shall be in increments of U.S. $1 million; and

(c)                                  if such prepayment is made after the Availability Period, such prepayment shall be applied, firstly, to the payment of any accrued and unpaid interest on, and, secondly, to the repayment of the principal amount then outstanding of, such Loan.

For greater certainty, any such prepayment of any Loan shall permanently decrease the principal amount of the Credit Facility and the Optional Credit Facility, as the case may be.

6.03                                                                        Mandatory Payments After a Fundamental Change

Notwithstanding Section 6.01, upon the occurrence of a Fundamental Change (as defined below) the Lender may, by notice to the Borrower given not more than 10 days after the earlier of the date (i) the Lender becomes aware of such occurrence and (ii) such occurrence is publicly disclosed, require the Borrower to, and not more than 10 Banking Days after the Borrower has received such notice (or, in the case of paragraph (a) below, either 60 days from the date the Board of Directors makes the recommendation described in paragraph (a) or, if the Acquisition Proposal described in paragraph (a) constitutes a takeover bid or tender offer for any common shares of the Borrower, three Banking Days after the first date any common shares of the Borrower are acquired under such Acquisition Proposal), the Borrower shall pay to the Lender an amount equal to (i) 101% of the principal amount then outstanding of Loans and (ii) any accrued and unpaid interest on such principal amount.  For purposes of this Section 6.03, a “Fundamental Change” shall be deemed to occur at such time as:

(a)                                  an Acquisition Proposal (as defined in the Combination Agreement):

(i)                                     in respect of which the Borrower has not entered into an agreement with the person or any “affiliate” (as such term is defined for the purposes of the Exchange Act) of such person, who has made such Acquisition Proposal; and

(ii)                                  that has not been made as a result of a breach by the Borrower of the provisions of section 5.5(b)(i) of the Combination Agreement,

has been made and has been recommended by the Board of Directors of the Borrower to its shareholders;

(b)                                 an Acquisition Proposal (as defined in the Combination Agreement) other than one described in (i) and (ii) of paragraph (a) above has been made;

(c)                                  any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) (other than the Lender or any of its “affiliates” (as such term is defined for purposes of the Exchange Act)) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the outstanding Voting Shares of the Borrower;

(d)                                 the Borrower enters into an agreement to consolidate with, or amalgamate or merge with or into, another person or any person enters into an agreement to consolidate with, or amalgamate or merge with or into, the Borrower (including, in any such case, pursuant to a statutory arrangement) unless such person is the Lender or any of its “affiliates” (as such terms is defined for purposes of the Exchange Act) or a wholly-owned Subsidiary of the Borrower;

(e)                                  the sale, lease, transfer or other conveyance or disposition of all or substantially all of the assets or property of the Borrower and its Subsidiaries on a consolidated basis (including, in any such case, pursuant to a statutory arrangement) is made to any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) unless such person or group is the Lender or any of its “affiliates” (as such term is defined for purposes of the Exchange Act) or a wholly-owned Subsidiary of the Borrower; or

(f)                                    the Borrower is liquidated or dissolved or the holders of the Voting Shares of the Borrower approve any plan or proposal for the liquidation or dissolution of the Borrower.

ARTICLE 7 - PLACE AND APPLICATION OF PAYMENTS

7.01                                                                        Place of Payment of Principal and Interest

All payments of principal, interest and other amounts to be made by the Borrower to the Lender pursuant to this Agreement shall be made in United States Dollars for value on the day such amount is due and if such day is not a Banking Day on the Banking Day next following by wire transfer thereof to the account of the Lender designated by the Lender for such purpose or at such other place or in such other manner as the Borrower and the Lender may from time to time agree.

7.02                                                                        Funds

Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used for United States Dollars in New York, New York in the settlement of banking transactions similar to the transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made.

7.03                                                                        Application of Payments

If any Event of Default shall occur and be continuing, all payments made by the Borrower hereunder shall be applied in the following order:

(a)                                  to amounts due hereunder as default interest;

(b)                                 to amounts due hereunder as interest; and

(c)                                  to amounts due hereunder as principal.

ARTICLE 8 - REPRESENTATIONS AND WARRANTIES

8.01                                                                        Representations and Warranties

The Borrower represents and warrants as follows to the Lender and acknowledges and confirms that the Lender is relying upon such representations and warranties:

(a)                                  Corporate Status

The Borrower is a corporation duly incorporated and validly existing under the laws of British Columbia and the Borrower has all necessary corporate power and authority to own its properties and carry on its business as presently carried on and is duly licensed, registered or qualified in all jurisdictions where the character of its property owned or leased or the nature of the activities conducted by it makes such licensing, registration or qualification desirable.

(b)                                 Corporate Authority

The Borrower has full corporate power and authority to enter into this Agreement and to do all acts and execute and deliver all other documents as are required hereunder to be done, observed or performed by it in accordance with the terms hereof.

(c)                                  Valid Authorization

The Borrower has taken all necessary corporate action to authorize the creation, execution, delivery and performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with its terms.

(d)                                 Validity of Documents and Enforceability

This Agreement constitutes valid and legally binding obligations of the Borrower enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that specific performance is an equitable remedy available only in the discretion of the court.  Neither the execution and delivery of this Agreement, nor compliance with the terms and conditions of this Agreement, (i) has resulted or will result in a violation of the constating documents of the Borrower or any resolutions passed by the board of directors or shareholders of the Borrower or any applicable law, rule, regulation, order, judgment, injunction, award or decree, (ii) has resulted or will result in a breach of, or constitute or will constitute a default under, any loan agreement, indenture, trust deed or any other agreement or instrument to which the Borrower or any Subsidiary of the Borrower is a party or by which it is bound or (iii) requires any approval or consent of any governmental authority or agency having jurisdiction except such as has already been obtained.

(e)                                  Non-Default

No Event of Default has occurred and no event has occurred which constitutes or which, with the giving of notice, lapse of time or otherwise, would constitute an Event of Default.

(f)                                    Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries or any of their undertakings and assets, at law, in equity or before any court or arbitrator or before or by any governmental department, body, commission, board, bureau, agency or instrumentality having jurisdiction in the premises in respect of which there is a reasonable likelihood of a determination adverse to the Borrower or any Subsidiary and which would, if determined adversely, materially and adversely affect the ability of the Borrower to perform any of its obligations under this Agreement and neither the Borrower nor any Subsidiary is in default with respect to any law, regulation, order, writ, judgment, injunction or award of any competent government, commission, board, agency, court, arbitrator or instrumentality which would have such an effect.

8.02                                                                        Nature of Representations and Warranties

The representations and warranties set out in this Article shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Lender.

ARTICLE 9 - COVENANTS

9.01                                                                        Covenants of the Borrower

So long as any amount payable hereunder is outstanding or the Credit Facility or the Optional Credit Facility is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)                                  Punctual Payment

The Borrower shall duly and punctually pay the principal of all Loans, all interest thereon and all other amounts required to be paid by the Borrower hereunder in the manner specified hereunder.

(b)                                 Corporate Existence and Conduct of Business

The Borrower shall maintain its corporate existence in good standing and do or cause to be done all things necessary to keep in full force and effect all licenses, registrations and qualifications to carry on business in any jurisdiction in which it carries on business where the nature of the activities conducted by it make such licensing, registration or qualification desirable.

(c)                                  Notice of Event of Default

The Borrower shall deliver to the Lender, forthwith upon becoming aware of any default in the performance of any covenant, agreement or condition contained in this Agreement or the occurrence of an Event of Default under Article 10, an Officer’s Certificate specifying such default or defaults or such event.

(d)                                 Finance Reporting

The Borrower shall furnish to the Lender

(i)                                     within 20 days of the end of each month, a copy of the Borrower’s unaudited consolidated balance sheet and the related statements of income, retained earnings and changes in financial position for such month, accompanied by a certificate of the chief financial officer of the Borrower stating that in her or his opinion such statements present fairly the consolidated financial position of the Borrower as at the date of such statements and for the reporting period included in such statements;

(ii)                                  as soon as available, but in any event not later than 45 days before the commencement of each financial year of the Borrower, a copy of the consolidated corporate budget (both capital and operating) of the Borrower for such financial year, prepared and shown on a month-by-month basis and on an annual basis in respect of each subsequent financial year covered by such budget, and a statement setting forth the principal assumptions upon which such budget is based, which budget shall also contain a summary of all proposed capital expenditures by major category, and forecasted cash flow, consolidated balance sheets and statements of income for the Borrower for each month of the initial financial year covered by such budget and for each financial quarter of each subsequent financial year covered by such budget, and forecasted consolidated statements of changes in financial position for the Borrower for each month of the initial financial year covered by such budget and for each financial quarter of each subsequent financial year covered by such budget, all in form satisfactory to the Lender acting reasonably;

(iii)                               promptly, any update prepared by the Borrower of the information provided pursuant to paragraph (ii) above; and

(iv)                              promptly, such additional financial information concerning the Borrower as the Lender may from time to time reasonably request.

(e)                                  No Security

The Borrower shall not, and shall ensure that its subsidiaries shall not, mortgage, charge or otherwise encumber any of their respective properties, assets and undertakings.

9.02                                                                        Successor Corporation

The Borrower shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “Successor Corporation”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, unless, subject to the last sentence of the Section 9.02:

(a)                                  prior to or contemporaneously with the consummation of such transaction the Borrower and the Successor Corporation shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction;

(i)                                     the Successor Corporation will have assumed all the covenants and obligations of the Borrower under this Agreement;

(ii)                                  this Agreement will constitute valid and binding obligations of the Successor Corporation entitling the Lender, as against the Successor Corporation, to exercise all its rights under this Agreement; and

(iii)                               the Successor Corporation is a corporation with limited liability and incorporated in Canada; and

(b)                                 such transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lender hereunder.

Nothing in this Section 9.02 shall limit, or be construed as limiting, the obligations of the Borrower under Section 6.03.

ARTICLE 10 - EVENTS OF DEFAULT AND ACCELERATION

10.01                                                                 Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)                                  if the Borrower defaults in payment of the principal of any Loan when due and payable;

(b)                                 if the Borrower defaults in payment of any interest (including, if applicable, default interest) due on any Loan and such default continues for five Banking Days after notice of such default has been given by the Lender to the Borrower.

(c)                                  if the Borrower neglects to observe or perform any covenant or obligation herein contained on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 10.01) and, after notice has been given by the Lender to the Borrower specifying such default and requiring the Borrower to put an end to the same the Borrower shall fail to remedy such default within a period of 30 days after the giving of such notice, unless the Lender (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Lender;

(d)                                 if an event or condition occurs under any agreement for borrowed money whereby at least U.S. $5 million becomes due and payable prior to the date on which the same would otherwise become due and payable or if the Borrower shall fail, within 30 days after the maturity or extended maturity of any such indebtedness, to pay or refund the same;

(e)                                  if a decree or order of a court of competent jurisdiction is entered adjudging the Borrower a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of the Borrower under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against, or against any substantial part of the assets of, the Borrower or ordering the winding up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 10 days;

(f)                                    if the Borrower becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;

(g)                                 if a final judgment or decree for the payment of money due shall have been obtained or entered against the Borrower in an amount in excess of U.S. $5 million and such judgment or decree shall not have been and remain vacated, discharged or stayed pending appeal within the applicable appeal period or such amount shall not have been paid within 10 days of the expiry of such appeal period;

(h)                                 if any representation or warranty made by the Borrower in this Agreement or in any certificate or other document at any time delivered hereunder to the Lender shall prove to have been incorrect or misleading in any material respect on and as of the date thereof and shall remain so for a period of 30 days after notice thereof has been given by the Lender to the Borrower;

(i)                                     if proceedings are commenced for the dissolution, liquidation or winding-up of the Borrower, or for the suspension of the operations of the Borrower, unless such proceedings are being actively and diligently contested in good faith.

10.02                                                                 Acceleration

If any Event of Default shall occur the Lender may declare, by notice in writing to the Borrower, that all or any of the Lender’s obligations hereunder shall be cancelled forthwith whereupon the same shall be so cancelled and the entire principal amount of Loans then outstanding and all accrued and unpaid interest thereon, shall, at the option of the Lender, become immediately due and payable with interest thereon, at the rate determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by the Borrower.  In such event the Lender may, in its discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against the Borrower authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrower to the Lender and proceed to exercise any and all rights hereunder and no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

ARTICLE 11 - GENERAL

11.01                                                                 Notice

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:

To the Borrower:

ID Biomedical Corporation
1630 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention:  Chief Financial Officer

Telecopy No.:  (604) 431-9378

To the Lender:

GlaxoSmithKline Inc.
7333 Mississauga Road North
Mississauga, Ontario
L5N 6L4

Attention:  Company Secretary

Telecopy No.:  905.819.3087

With a copy to the Parent:

GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex
TW8 9GS
UK

Attention:  Subesh R. Williams

Telecopy No.:  44.20.8047.7898

or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section 11.01.  Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by telecopy or other electronic means of communication, on the first Banking Day following the transmittal thereof.

11.02                                                                 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

11.03                                                                 Judgment Currency

(1)                                  If:

(a)                                  any amount payable under, or in connection with any matter relating to or arising out of, this Agreement, is received by the Lender in a currency (herein called the “Payment Currency”) other than that agreed to be payable hereunder (herein called the “Agreed Currency”), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

(b)                                 the amount so produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

then:

(c)                                  the amount so received shall constitute a discharge of the liability of the Borrower under or in connection with this Agreement only to the extent of the amount received following the conversion described in paragraph (b) above; and

(d)                                 the Borrower shall indemnify and save the Lender harmless from and against such deficiency and any loss or damage arising as a result thereof.

Any conversion pursuant to this Section 11.03 shall be made, if between Canadian Dollars and U.S. Dollars, at the Bank of Canada’s noon spot rate of exchange published by the Bank of Canada for the day in question.

(2)                                  The indemnity set out in Section 11.03(1):

(a)                                  is an obligation of the Borrower which is separate and independent from all other obligations of the Borrower under this Agreement;

(b)                                 gives rise to a separate and independent cause of action;

(c)                                  applies irrespective of any indulgence granted by or on behalf of the Lender; and

(d)                                 continues in full force and effect notwithstanding, and does not merge with, any order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceeding or otherwise as to any amount due under this Agreement or in connection herewith.

11.04                                                                 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lender and their respective successors and permitted assigns.

11.05                                                                 Assignment

Neither the Borrower nor the Lender shall assign any of its rights, interests or obligations hereunder without the prior written consent of the other except, that the Lender may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of the Parent incorporated in Canada.

11.06                                                                 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.07                                                                 Whole Agreement

This Agreement constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof.

11.08                                                                 Amendments and Waivers

Any provision of this Agreement may be amended only if the Borrower and the Lender so agree in writing and may be waived only if the Lender so agrees in writing.  Any such waiver and any consent by the Lender under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the Lender.  Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

11.09                                                                 Further Assurances

Each of the Borrower and the Lender shall promptly cure any default by it in the execution and delivery of this Agreement or of any the agreements provided for hereunder to which it is a party.

11.10                                                                 Time of the Essence

Time shall be of the essence of this Agreement.

11.11                                                                 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

11.12                                                                 Confidentiality

All information provided by one party to the other party pursuant to this Agreement shall be Confidential Information within the meaning of the Confidentiality Agreement (as defined in the Combination Agreement).

IN WITNESS WHEREOF the parties have executed this Agreement.

ID BIOMEDICAL CORPORATION

By:	/s/ Anthony F. Holler
Authorized Signatory

GLAXOSMITHKLINE INC.

By:	/s/ Donald F. Parman
Authorized Signatory

SCHEDULE A

DRAWDOWN NOTICE

TO:	GLAXOSMITHKLINE INC.

FROM:	ID BIOMEDICAL CORPORATION

DATE:

1.                                       This Drawdown Notice is delivered to you pursuant to Section 2.05 of the credit agreement (the “Credit Agreement”) made as of September 7, 2005.  All defined terms set forth in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2.                                       We hereby request a Drawdown as follows:

(a) Date of Drawdown:

(b) Amount of Drawdown:

(c) Payment Instructions:

3.                                       All of the representations and warranties of the Borrower contained in Section 8.01 of the Credit Agreement are true and accurate in all material respects on and as of the date hereof as though made on and as of the date hereof (other than any representation or warranty that, by its terms, refers to a date other than the date hereof).

4.                                       All of the covenants of the Borrower contained in Article 9 of the Credit Agreement together with all of the conditions precedent to the aforementioned Drawdown and all other terms and conditions contained in the Credit Agreement to be complied with by the Borrower have been fully complied with.

5.                                       No Event of Default has occurred and remains outstanding and no event has occurred and remains outstanding which, with the passing of time or giving of notice, or both, would be an Event of Default nor will any Event of Default occur as a result of the aforementioned Drawdown (after giving effect to the application of the Advance thereunder).

Yours very truly,

ID BIOMEDICAL CORPORATION

Per:

Title:

SCHEDULE B

REPAYMENT NOTICE

TO:	GLAXOSMITHKLINE INC.

FROM:	ID BIOMEDICAL CORPORATION

DATE:

1.                                       This Repayment Notice is delivered to you pursuant to Section 6.02 of the credit agreement (the “Credit Agreement”) made as of September 7, 2005.  All defined terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.

2.                                       We hereby give notice of a repayment as follows:

(a) Date of repayment:

(b) Principal Amount:

Yours very truly,

ID BIOMEDICAL CORPORATION

Per:

Title: